                                                               Exhibit (a)(1)(Z)

To:     BUSINESS WIRE           AMY LYNCH
Fax #:  312-573-0019            Ph. #: 888-292-4446

                           Date:  December 8, 2000

Contact:        Mr. Gregory M. Shepard
                Chairman and President
                American Union Insurance Company
                Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY WITHDRAWS TENDER OFFER FOR 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK OF MERIDIAN INSURANCE GROUP AND FILES MOTION REQUESTING PRELIMINARY INJUNCTION OF MERGER TRANSACTION BETWEEN MERIDIAN INSURANCE GROUP AND A WHOLLY OWNED SUBSIDIARY OF STATE AUTOMOBILE MUTUAL INSURANCE COMPANY.

Effective immediately, American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, Gregory M. Shepard, and Tracy M. Shepard (the ?Offerors?) are withdrawing their offer to purchase 50.1% of the outstanding common stock of Meridian Insurance Group for $25 per share which was scheduled to expire on December 15, 2000. All shares tendered in response to the offer and not previously returned shall be promptly returned to their respective owners. The offer is being withdrawn because the Offerors are unable to structure a transaction comparable to the proposed merger transaction between Meridian Insurance Group and MIGI Acquisition Corp., which has as a participant, MIGI Acquisition Corp.?s parent, State Automobile Mutual Insurance Company. To comply with applicable law, the Offerors would be required to make a tender offer for all of the outstanding shares of Meridian Insurance Group, whereas, under the Merger Agreement with MIGI Acquisition Corp. and State Automobile Mutual, only the shares owned by the public shareholders of Meridian Insurance Group are being acquired for cash.

On Friday, December 8, 2000, Gregory M. Shepard, the owner of approximately twenty percent of the outstanding common stock of Meridian Insurance Group, filed an amended complaint and a Motion for Preliminary Injunction to Enjoin Merger Between Meridian Insurance Group, Inc. and MIGI Acquisition Corp. in the United States District Court for the Southern District of Indiana, Indianapolis Division. MIGI Acquisition Corp. is a wholly owned subsidiary of State Automobile Mutual Insurance Company. Shepard is requesting that the Court enter a preliminary injunction enjoining the defendants Meridian Insurance Group and Meridian Insurance Group?s directors, Ramon L. Humke, Norma J. Oman, Joseph D. Barnette, Jr., Thomas H. Sams, James D. Price, Sarah W. Rowland, David M. Kirr and John T. Hackett, from proceeding with and/or consummating the proposed merger transaction between Meridian Insurance Group and MIGI Acquisition Corp.

The motion asserts that, in agreeing to the merger agreement between Meridian Insurance Group and MIGI Acquisition Corp., the defendants breached the fiduciary duties they owed to Meridian Insurance Group?s shareholders. The motion further alleges that the defendants did not act in good faith, did not act with the care an ordinarily prudent person in a like position would exercise under similar circumstances, did not act pursuant to an informed judgment, did not take action in the good faith exercise of their business judgment after a reasonable investigation, and did not act in a manner which they could reasonably believe to be in the best interests of Meridian Insurance Group and its shareholders because, among other things, once having decided to approve and recommend the sale of Meridian Insurance Group, the individual defendants did not act in a manner reasonably calculated to enhance the price which Meridian Insurance Group?s shareholders would receive. The motion alleges that, instead, defendants acted in a manner calculated to frustrate the efforts of the Offerors to acquire Meridian Insurance Group and to advance the individual defendants? personal interests by entrenching the positions of certain senior management.

The motion contains the following additional allegations. First, that the defendants represented on October 5, 2000 that the management of Meridian Insurance Group had been directed to explore strategic alternatives to enhance shareholder value such as repurchasing the outstanding Meridian Insurance Group shares, engaging in a corporate reorganization or restructuring, taking Meridian Insurance Group private, demutualizing Meridian Insurance Group?s mutual insurance company affiliates, or engaging in an affiliation or business combination, but no such exploration was undertaken. Instead, on October 6, 2000, only one day later, Meridian Insurance Group entered into a confidentiality agreement with a single potential acquiror, State Automobile Mutual Insurance Company, and only nineteen days later Meridian Insurance Group entered into the merger agreement with State Automobile Mutual Insurance Company. Second, that the defendants represented on October 5, 2000 that the management of Meridian Insurance Group expected to enter into discussions and/or negotiations with third parties regarding one or more of the alternatives to enhance shareholder value. Instead, on October 6, 2000, only one day later, Meridian Insurance Group entered into a confidentiality agreement with a single potential acquiror, State Automobile Mutual Insurance Company, and only nineteen days later Meridian Insurance Group entered into the merger agreement with State Automobile Mutual Insurance Company. Third, that the defendants stated on October 5, 2000 that they had no interest in engaging in any transaction with American Union Insurance Company, Gregory M. Shepard or any of their affiliates. Lastly, that the merger agreement entered into by Meridian Insurance Group and MIGI Acquisition Corp. includes an unreasonable break-up fee and a no solicitation provision intended to discourage other parties from making a superior acquisition proposal, each of which is to the detriment of Meridian Insurance Group?s shareholders.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union?s common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers. Meridian Insurance Group Acquisition Corporation is a wholly owned subsidiary of American Union Insurance Company.